UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ATS Corporation

(Name of Subject Company)

ATS Corporation

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00211E104

(CUSIP Number of Class of Securities)

John Hassoun & Pamela Little

Co-Chief Executive Officers

ATS Corporation

7925 Jones Branch Drive

McLean, Virginia 22102

(571) 766-2400

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

James J. Maiwurm

Squire Sanders (US) LLP

1200 19th Street NW

Suite 300

Washington, DC 20036

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

Salient Federal Solutions

Moderator: Sunday Williamson

February 21, 2012

12:00 ET

Pamela Little:	Good morning, everyone. And thanks for joining us on this call to learn more about the exciting news for ATS Corporation and Salient Federal Solutions.

This is Pamela Little along with John Hassoun, co-CEOs of ATSC. And we are joined by Brad Antle, President and CEO of Salient Federal Solutions.

John Hassoun:	By joining with Salient Federal Solutions, we will be better positioned going forward to serve our customers' needs with a broader and deeper set of services. The acquisition is going to create significant opportunities for growth and professional development for ATS employees.

Additionally, as a private equity-backed company, Salient Federal Solutions has the ability to access growth capital and provide incentives for the ATSC team members. Pamela and I are tremendously proud of what we have worked together to create. And we are excited to see what happens as ATSC continues to grow as part of Salient Federal Solutions.

Back to Pamela.

Pamela Little:	This is a tremendously exciting day for both our companies. Over the past several months, John and I have gotten to know the team here at Salient Federal Solutions very well. The more we have come to know each other, the more confident we both became that this was the right move for our future.

While financial considerations were important, ATSC's leadership carefully considered the long-term strategic and cultural fit to make sure it would truly advance ATS' business objectives. We determined that Salient had the strength of management, clear strategic vision, proven financial capacity, and the right access to the customer community to be an ideal fit for ATSC.

With that, I'm going to turn the call over to Brad Antle. Brad?

Brad Antle:	Thanks, Pamela. Thanks, John. Appreciate your sentiments. And I want to acknowledge the hard work by both sides as it's brought us to this point. Because I think together, we're going to be able to accomplish great things.

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

Can everybody hear in the room? You can't hear? Okay.

So I'll stand up and maybe that'll be a little better. How about now? Can you hear me? Is that better? Okay.

To the people in the front row (inaudible) just absorbing all the sound.

(Laughter)

You guys want to move in closer?

(Inaudible) get nice and warm that way, so keep moving in.

Okay. So today marks the beginning of a new future for Salient and ATSC. Obviously, these comments, ATSC is a public company so we want to be — clearly document exactly what we're communicating.

You're going to be joining Salient at an exciting point in our time. And our business plan is, we're looking to continue expanding in key customer markets by providing the IT, engineering, and analytic services that our government agencies need most so that they can meet the challenges that they face today.

The purpose of today's call is to bring you all u[ to speed on where we are now, how we got here, and where we're going together.

So I'd like to begin by giving you some background on the events that led up to today's call. Hopefully, everybody's had a chance to see the news release that went out earlier today. It was announced this morning that the companies have decided to tender an agreement for Salient to acquire ATSC. That announcement represents many, many months of due diligence by both sides to determine that this was exactly the right match for both ATSC and Salient Federal Solutions.

Senior management from both our companies has invested an enormous amount of time in making sure that this was the — this combination makes the most sense for all stakeholders. Based on that hard work, we have every confidence that this is the right move for the customers, employees, partners, shareholders of both Salient and ATSC.

For many years, I coached (inaudible) softball and that was at a level that was clearly a year-round sport. As a coach of an elite team, you spend a lot of your time looking for the best talent, selecting them, preparing them to go onto the field, and then putting them in the right positions to succeed.

Salient has the expectations for what we can achieve by putting both companies together and putting the best people on the field. We know that employees at ATSC embody that exceptional talent and we think combined, we'll be a tremendous force in the market.

Before selecting ATSC, Salient evaluated quite a number of companies for acquisition. But as we conducted a detailed analysis of those companies, ATSC stood out as a clear match from a customer base, to culture, from a financial performance, and to future opportunities. The fact that we're here today is a testament to the accomplishments of John Hassoun, and Pamela Little, and the ATSC team in building a company with world-class capabilities.

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

It's a testament to the quality of your performance that has enabled ATSC to build such solid customer relationships.

We are a services company and recognize that you are clearly the greatest asset in the business. You face the customer, you drive the growth, support their missions, and are entrusted — and the missions which are entrusted to ATSC. This is why we need every one of you to be fully informed, completely engaged, and as totally enthused as we are going forward.

Joining with Salient will provide ATSC employees with exciting, new, and challenging professional opportunities as we invest in new business pursuits and future acquisitions.

So who is Salient Federal Solutions?

Well, first of all, we've only been around since 2009, but we are becoming a global leader, providing information technology and engineering solutions to the federal government.

Salient was founded by many of the former senior executives from SI International, which was also a federal IT engineering and network solutions company that grew from $20 million in 1999 to $580 million at the end of 2008. I served as the SI CEO — President and CEO. And the rest of our management team includes SI former Chairman Roy Oleson, the former CFO Ted Dunn, former HR leader Kay Curling, former (inaudible) and business (inaudible) and executive Tom Pettit, former CIO Steve Hunt, former VP of Accounting, JD Kuhn, and former Director of Corporate Development Tom Lloyd. To this strong experienced team, we also added Bill Parker who was the former COO of NCI and is acting as Salient's COO. Larry Rose was the former head of contracts of ICF International and is Salient's VP of Contracts.

Our management team is among the most experienced in the federal technology services sector and is actively building a world-class IT and engineering solutions company. Through strong organic growth and strategic acquisitions, such as ATSC as our latest addition, we continue to continue that — we expect to continue on that trend.

We are built for change with constantly evolving capabilities reinforced by a revolutionary approach to managing and leveraging talent and a workforce able to solve the toughest challenges. We continue to prepare for the successes that strong organic growth and strategic acquisitions will bring by investing in our infrastructure, our tools, systems, facility, and our talent.

Our core domains of intelligence, defense, homeland security, and cyber security represent areas of continuing importance to the federal market space. And our commercial clients as well.

We hold the promise of proved capabilities that significantly reduce costs and the ability to capture the wealth of knowledge embedded in our professional government workforce. They have to invest in IT in order to function.

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

Salient Federal Solutions has financial backing from Frontenac. It's a company in Chicago, a private equity firm. And several co-investors to include John Hancock Insurance Company.

We recognize the drivers of success for a company in our industry are the qualities of its people and the company's values. We believe in our culture as a factor that helps drive our employee turnover lower, helping us to maintain client domains and provide consistent exceptional service to our customers.

So why did we decide to acquire ATSC?

First of all, acquisitions are a key element of our growth strategy. Salient's approach to acquire companies that complement our offerings to existing customers and provide us entry into other high-growth areas in public sector markets, integrate them together, and then grow them from there.

Since 2009, we've considered scores of companies for potential acquisitions. However, we've acquired and integrated three companies to date. Those are the basis for our government and commercial work and further our purpose. They are SGIS, Command Information, and ESS Division of Dataline Inc.

We're looking for — we're looking for companies that focus on providing high-value services to the federal civilian government, had a solid reputation in the market and with their customers, had a relevant core capability that we could extend across a larger customer base, and a strong frontline management team, and employees that were meeting expectations of their customers. That's a tough set of criteria, but one which ATSC was — fit perfectly. You're a perfect fit for where Salient is today.

As you know, there's been substantial consolidation service providers in our sector with larger companies having a commanding presence. Many of the mid-tier companies have been either acquired or grown well past the nominal mid-tier status.

ATSC has built a great reputation providing creative solutions and delivering substantial value to its customers, particularly in the civilian government market space in areas such as case management, federal financial systems, supply chain management, border and port security, and health information systems.

Your strong customer relationship is evident in the strong re-compete history you've achieved this past year. By adding ATSC to the Salient family, we believe we can expand the range of services we deliver to our existing customers and provide compelling solutions to new customers.

One of the key factors in the decision to acquire ATSC was your relationship with your customers. We're counting on you to continue in that role, supporting the same customers and providing the same level of — high level of service. And professionalism you always have, but now with enhanced support from Salient.

Through the combined company, you'll have access to a much broader range of services at any required (inaudible) or global locations. Wherever, whenever your customers need support, Salient can reach back to a wide range of complementary capabilities, offerings, and expertise.

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

Salient will continue to invest in building the infrastructure we need to support faster growth. We will also leverage our business develop organization so we can pursue major program opportunities across our capabilities. Together, we can compete more effectively in our industry, take on larger scale assignments, and provide more comprehensive solutions to both our current and future customers.

Our more immediate objective is to preserve the relationship between ATSC's customers — customer support teams and your customers. Together with ATSC project leadership, we will meet with all ATSC customers to help you explain how the acquisition directly benefits them and how we're ensuring full continuity.

We have a solid reputation for integrating our acquisitions in a way that clearly benefits both our employees and our clients. The ability to accelerate organic growth depends on our success at officially cross-selling the capabilities we have to all of our customers. We strive to bring the best processes and capabilities from each acquisition and combine it with Salient in such a manner that we generate the best platform for supporting our customers.

Our marketing and branding campaigns will emphasize the power of a single integrated company. It's important to remember, of course, that this combination of our companies will likely take between 30 to 60 days before we get all the right approvals and go through the tender process.

After we close, you'll move to Salient's benefits and coordination with payroll transition. You'll be provided a special open enrollment period for 2012 to elect Salient benefits. However, the years of service you currently have on record at ATSC will be grandfathered as you become a member of the Salient team. Your grandfathered employment service affects Salient Federal Solutions benefits you earned for paid time off, for service awards, for vesting and matching of 401(k) plans.

We will communicate more specific details during the initial meeting with our HR team, which we expect to be held immediately post closing. So some time in the next 30 to 60 days and beyond.

However, over the next 30 to 60 days, we will be developing plans for ensuring a smooth and successful transition to merge ATSC into Salient Federal Solutions effectively.

Communications is a critical component in making this transition a success. I'm sure you have many questions. And because we have so many people in so many places, I'd appreciate it if you'd submit them by — we're going to take some here as part of this call, but after this call, we have set up a transition email box, transitionhelp@salientfed.com or via our telephone hotline with a dedicated voicemail box of — I'm not going to tell you the number, you're not going to remember it.

The questions that you submit for our integration email box and toll-free telephone hotline will be collected on a daily basis. Two times a week, we'll consolidate those responses, feed them back to Pamela and John, to have them reviewed by legal counsel, and then they'll come out to you guys.

So we'll get you the answers as quickly as we can.

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

Your personal information, of course, will be kept in utmost confidence throughout the process. You will not personally be identified with any of the public communications or questions that you might ask.

It's hard not to sound a bit cliche, but it's important that we hear what your concerns or questions are. It's important to us that the lines of communication get open and stay open. Because frankly, our mutual success depends upon it.

You'll see me certainly a couple of times a year at least in an effort to give you a sense of the direction of the company going forward, how we're doing, where we're going. It should also give you a chance to ask me questions face to face.

You'll find out we like to be visible to both you and the customers. Together, we'll be initiating an exciting new chapter in the growth of our companies. Combining our talents, skills, and capabilities, we will create new opportunities for everyone involved.

I look forward to welcoming each of you as members of the Salient team when transaction does close.

Just as a reminder, Salient and ATSC are separate companies until the transaction completes.

With that, we're going to start to take questions first from this room. Then we'll open it up to other rooms where we've got gatherings of employees. And then open it up to folks on the call. They're just dialed in.

So with that, let me start by seeing if any folks here have any questions.

Unidentified Participant:	I have a question.

Brad Antle:	Sure.

Unidentified Participant:	(Inaudible). You positioned yourself very well (inaudible). How do you perceive commercial (inaudible) asset to your business?

Brad Antle:	So the question is, we're well-positioned. We've branded ourselves as a federal solutions company. How does the commercial sector play into that?

I'll tell you, we value — we have commercial clients at Salient now. And what we're finding is a lot of commercial clients want capabilities that the federal market has paid to hone. So we had no problem transferring that to the commercial market space.

They're clearly different. There's no question about it. But where we have capabilities that are demanded in the commercial market space, we're ready to support them.

Other questions? Sir?

Unidentified Participant:	Is there immediate consideration to merging the two companies together in one building?

Brad Antle:	Is there immediate consideration to merging both companies together in one building?

No.

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

(Laughter)

That would be the simple answer. First of all, whenever you start moving people around, that causes problems, okay? No one likes to move even further from their home, which is a problem — or closer to their home, which is not a problem.

But we're going to make some moves probably just from an integration perspective so that we can keep lines of communications tied together. But in terms of wholesale movement of folks, not anticipated at this time.

Unidentified Participant:	Will the business operate as a wholly-owned subsidiary or will it be consumed?

Brad Antle:	Will the business operate as a wholly-owned subsidiary?

ATSC will be set up as a wholly-owned subsidiary of Salient Federal Solutions. However, we will, over time, start to rebrand ATSC as Salient Federal Solutions.

But for contracts, we don't like to (inaudible) customers. We don't like to have to go do a lot of nuisance paperwork so we'll leave the contracts alone until it makes natural sense to do something different.

Yes?

Unidentified Participant:	You've been in the (inaudible) business since 2009. So the corporate structure that you have (inaudible).

Brad Antle:	Okay.

(Laughter)

There may be more to that question than I'm getting, but — since we've been in business since 2009, what kind of systems do we use to automate things?

We do have automated timesheets. We're on — we use UniNet. We use Deltek CostPoint for a financial system. We have NuView for an HRIS.

We're building a company to be a billion dollar company. My goal is to get SI — to get Salient — excuse me.

(Laughter)

Can we erase the recording on that one?

To get Salient Federal to be half a billion dollars by the end of 2015 and to be a billion by the end of 2018. So we've got some fairly aggressive goals.

We need to have a company that's got the tools and infrastructure capable of supporting a company of that size. We're not going to wait until we need it. We have to put it in place now to be ready to get there.

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

So we have an infrastructure, we've been building an infrastructure over the last year and a half to support that kind of growth, that kind of company.

So we have tools — so we have everything? No. Are we working towards it? Yes. And we'll keep doing that.

Sir?

Unidentified Participant:	What are the current sales numbers?

Brad Antle:	Current sales? Our revenue this year, I think we're projecting about $165 million. Combine that with ATSC, so we're looking somewhere north of $250 million of revenue.

So we're starting to become a reasonable sized company.

But the objective is to be equally as responsive going forward as we are and as close to our customers going forward as we are today. So we never want to lose sense of that.

Now, at SI, we were able to get to 5,000 employees and maintain that sense of closeness to our customer. Whether it's two employees or 200, (inaudible) customers could reach out and touch senior management any time they wanted. We want that same kind of feel to our customers.

Sir?

Unidentified Participant:	Yes, as far as ATSC is public (inaudible) after the merging you have (inaudible) public?

Brad Antle:	So ATSC is public now. Will it be public after the combination?

No. ATSC will be a private company, a wholly-owned subsidiary of Salient Federal Solutions, which is a private company. So it will no longer be listed on the Stock Exchange. They will be delisted at that point in time.

Yes, ma'am?

Unidentified Participant:	Who do you all see as the largest competitor to (inaudible)?

Brad Antle:	Who do we see as our largest competitor?

It depends on the market. For instance, we face different customers in the Army than we face in the Navy or in the intel community. So it really depends on customers. I don't think they're probably any different than the customers you see.

In the intel community, we see SCIC and Lockheed and those kinds of companies. We team with them. We certainly compete against them. But it really depends.

So in some of the Army work, GD is a big company, big player, will be a big competitor. It really depends.

Ma'am?

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

Unidentified Participant:	With this going on and with the stocks and all, does it now become illegal for us to sell our stock or anything? Would that be considered insider trading or something?

Brad Antle:	Over to you guys.

(Laughter)

You have to repeat the question.

Pamela:	Today we made a public announcement, so three days. We'll wait three days before you actually go out in the market and trade.

Unidentified Participant:	Okay. All right.

Brad Antle:	Just to...

Pamela:	So it has time for the market to respond from the information.

Unidentified Participant:	I just wanted to make sure we weren't doing anything illegal.

Brad Antle:	So Pamela was answering the question of can you still trade this stock? And Pamela said you have to wait three days.

Unidentified Participant:	If you don't want to hold and tender them into the offer.

Brad Antle:	Correct. Yeah.

Unidentified Participant:	I just wanted to know.

Brad Antle:	If someone is willing to give you a better price than the tender, I guess it would make sense. I cannot give you any advice on selling your stock.

Unidentified Participant:	That's okay. I just wanted to know what was legal.

Brad Antle:	Sir?

Unidentified Participant:	You (inaudible) pretty aggressive with your billion dollar goal? (Inaudible) additional acquisitions?

Brad Antle:	We have an aggressive — the question is, we have an aggressive growth plan. How do we tend to do that through acquisitions or growth of — award of new contracts?

And the answer is, yes to both. It's clearly a combination of both. We have more money for acquisitions. We're backed by private equity. We have more money to buy.

But we also are building a large (inaudible) proposal machinery to bid on new opportunities. So we clearly want to bid on and win new programs. And we've been bidding on some big programs. We just got an $80 million award a few weeks ago and have kicked that program off. We've got several others in the pipeline. So we are bidding on new work as well.

Sir?

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

Unidentified Participant:	Who is your current medical insurance provider?

Brad Antle:	Who is our current medical insurance provider? CIGNA is our current medical insurance provider.

(Laughter)

There is no good answer to that question.

(Laughter)

Yes, ma'am?

Unidentified Participant:	You mentioned your (inaudible). Are there any industry certifications that you currently hold (inaudible) market?

Brad Antle:	The question was, any certifications that we hold? And yes, we do have certifications. We are (inaudible) certified. And we've got a bunch of others. We have a bunch of ITIL certified folks. We're going for a number of other certifications as well.

So it is part of our plan. But we're only a year-and-a-half old, so we're working on it.

Other questions here?

Yes, sir?

Unidentified Participant:	How long do you anticipate for transition (inaudible)?

Brad Antle:	Okay. How long do I anticipate for transition of the benefits?

Expectation is that after the close, if the close happens in 30 to 60 days, transition of the benefits should happen around the first of June. So that should give you an idea.

So good point. Let me address this since you've asked the question.

For those of you who have FSAs, flexible spending accounts, it would probably not be unreasonable to be thinking about how do I roughly spend half my annual contribution that's in my FSA during the first half of the year? I would be thinking about that.

You'll hear more about that when HR gets a chance to brief benefits, but I wouldn't wait until then. So I'm planting a seed.

Sir?

Unidentified Participant:	What's your (inaudible)?

Brad Antle:	Oh, god...

(Inaudible)

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

I only put $1,000 in because I can't figure out how to spend more than that. But I know our limit's higher than that. Kay could answer but she's on mute.

(Laughter)

Your's is $2,300, I know that. $2,400.

Unidentified Participant:	As far as medical (inaudible) is only $2,400. (Inaudible) changed that (inaudible). And then $5,000 for independent care.

Brad Antle:	Okay. But that's a specific question I don't want to answer because I can't.

Anybody else with general questions? If not, I'm going to turn it over to DC. So let's open up the phone — we're going to open up the phone lines.

If I could ask you, if you're on a phone to mute it. That includes the Mark (ph) Center. Go ahead and mute your phone. And if you're on an individual phone line, no heavy breathing, please, while we're trying to answer questions.

Unidentified Participant:	One, two, three. Can you hear Metro Center?

Brad Antle:	Yep. We can hear you.

Unidentified Participant:	Any question here?

Unidentified Participant:	What is 401(k) match investing?

Brad Antle:	Okay, so the question is what's 401(k) match investing? We're going to get into more benefits at a later time. But we match 50% of the first 6%. And it vests 33% every year. Once you're at three years, it's fully vested. So that's why your grandfathering service matters for full investment.

Unidentified Participant:	I'd like to know exactly what happens with this stock that we have in the company?

Brad Antle:	You want to take that or do you want me to take it?

Pamela:	Well, you're going to get — I guess you're going to issue a tender so go ahead.

Brad Antle:	Okay, the way it happens is once the deal closes, a transfer agent will — is engaged and at that point, within usually five working days after the deal closes, you get a notification of — that your stock is being converted to cash. If you haven't physically tendered it is the way I understand the process works.

Pamela:	Right.

Brad Antle:	So...

Pamela:	You'll get a tender offer package in the mail that will give you instructions on how to handle that transaction.

Brad Antle:	So if you do nothing, you'll eventually get a letter from the transfer agent telling you hand it over if you want money.

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

Unidentified Participant:	Another question?

Unidentified Participant:	This is regarding the medical insurance, once ATSC moves to Salient, do we have to keep the same insurance or are we forced to take CIGNA?

Brad Antle:	Well, you're never forced to take CIGNA. So I'm not sure what your alternative is.

Pamela:	Do you have the HMO?

Brad Antle:	Oh, yeah. Once you transition, we do not have an HMO. So you'll either get to select from our benefits or find something on your own.

So yeah, we don't have a Kaiser option. So that's wont' be an option for you.

Unidentified Participant:	Another question?

Unidentified Participant:	(Inaudible) question. I don't know if this is the right audience for that. (Inaudible) then joined ATSC and my services from the previous company, would it come into play on when the grandfather approach comes in?

Brad Antle:	Okay. The question is, what about prior service from other companies when you're being grandfathered in?

We're going to go based on whatever your service date for ATSC. So if they grandfathered you in, great, your service goes back then it comes across that way. If they didn't, we won't.

Pamela:	Any acquisition that we did, your service is grandfathered from your previous companies, so that will roll over to you.

Brad Antle:	If we could ask anybody who's on the phone just to mute it if they can because we're getting a bunch of background noise.

Unidentified Participant:	I think Metro Center is questioned out.

Brad Antle:	Okay. How about Mark Center?

Okay.

Unidentified Participant:	Yes. Hold on one second. Here comes a question.

Unidentified Participant:	What are the benefits for military personnel specifically for time off for training or deployment?

Brad Antle:	Kay, I'll let you answer that.

Kay Curling:	I figured you were going to turn it over to me.

We pay 17 days, i.e., 17 calendar days, for duty training and pay up to 60 business days. 17 business days — 60 business days for deployment. We encourage service.

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

Any other questions? Yes, sir?

Unidentified Participant:	Will I get the same vacation as I do now?

Kay Curling:	It's in the FAQs. We will be transitioning...

Brad Antle:	Could you repeat that? Kay, can you repeat the question?

Kay Curling:	Do we get the same vacation as you currently have?

As Brad mentioned, we're going to be going through a complete transition plan, so lots more information is coming out. Everyone will be transitioned into the Salient PTO plan and you will be given credit for all of your years of service. There's information in your FAQs about that, plus we'll have a very detailed benefit transition document that you'll receive in the future.

Brad Antle:	Yeah, just to follow up on what Kay said, everybody will be getting a copy of the FAQs. We have a copy here for you when you leave. It's about 10 pages, 12 pages of questions and answers.

They're also being mailed to everybody's home. So everybody's going to get a packet at home. This is really so that your family can be engaged in the process because neighbors are going to start asking your opinion.

(Inaudible)

And so you're going to get a packet with three things in it. One's the employee's guide to mergers and acquisitions, so it'll probably dispel some of the rumors. And a lot of you have been through it already.

The other one's the letter from me to you.

And another copy of the FAQs, the frequently asked questions, okay?

So those are going in the mail today. They should show up in a day or two at your home.

Kay Curling:	We have another question here, Brad.

Brad Antle:	Okay.

Kay Curling:	The question is, who do we have our 401(k) with?

Our 401(k) is with Diversified Investment Advisors.

Brad Antle:	And just to follow up on that, Diversified is normally doesn't deal with companies below 5,000 employees. But they knew our business plan. Kay had worked with them in the past at Serco. So they're willing to take a (inaudible) on us.

So it's good sometimes if you have a decent business plan and your service providers believe in it. Then you get the benefit from that. So I think this is one of the areas where we benefited.

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

Kay Curling:	There was a follow-up question about what happens with our current 401(k) plan. There is information in the FAQs. And again, there'll be a lot more information coming out about this.

But your 401(k) plan will be terminated prior to closing the deal. And then you will be moved — you'll have the opportunity to roll over your money into our plan or roll it into another qualified plan of your choosing.

Obviously, you have to do that within 60 days to maintain the tax qualification. And then you'll have the opportunity once we transition you into our benefits and payroll — Brad mentioned that it would be somewhere around June 1 — to join our plan.

Brad Antle:	Now, I'll just follow up on that. And based on what we know there are a number of folks who have loans outstanding from the 401(k) plan. And for those folks who had loans on record as of the announcement — in other words, don't go out and get a loan today because we're not going to do this for you...

(Laughter)

... we will help you transition that loan to the new provider. That means we'll basically help provide some bridging funds so that you can close out one loan and open a similar loan in the new program.

So we're trying to do that to prevent any hardship from employees who have loans in 401(k). So don't immediately go, "Oh, my god, what am I going to do?"

So we'll help you with that transition.

Kay Curling:	I think one thing around benefits that hasn't been said and I think it's really important to say is, our philosophy is to keep you whole. And you'll see that in all of our documentation. You'll certainly pick up on that in the FAQs.

But it is our philosophy for all of our acquisitions that you are not harmed in the benefit transfer. So you'll see as we begin talking about what's going to happen and they switches — Brad just mentioned the bridging of the 401(k) loans — you'll begin to hear a lot more about ways that we will help keep you whole during the transition.

Any other questions here from Mark Center?

I think we're — that's it for us.

Brad Antle:	Go ahead and mute there, Kay, if you would.

Anybody on line want to chime in with a question?

Unidentified Participant:	Hello? I have a question.

Brad Antle:	Yes.

Unidentified Participant:	In the communication that we got, it said that Salient was a global company. Could you let me know — do you have international clients?

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

Brad Antle:	What we have is global presence. So we have folks employed in several countries around the world.

So when we talk about global presence, we have folks deployed. We're willing to deploy our capabilities internationally. That's what it means. We do not have office locations in other countries.

Unidentified Participant:	Okay. Thank you.

Brad Antle:	Other questions on line?

Unidentified Participant:	I have another benefit question. At ATS we have a sick leave bank. Will that sick leave bank transfer over as well?

Brad Antle:	Okay. You have a sick leave bank, will it transfer over? Our intention is to transfer the sick leave bank over and treat it in a way similar to the way ATSC has treated it.

Unidentified Participant:	Thank you.

Brad Antle:	Yes? Question here?

Unidentified Participant:	(Inaudible) question line open (inaudible)?

Brad Antle:	Question lines — when will we have the question line open? Last week. It's open. It's available, all ready for you.

And that information is, again, in the FAQs. So the phone number and the email address is in the FAQs.

Sir?

Unidentified Participant:	Another (inaudible) since your company headquarters is in the Fairfax, do you have any other satellite offices other than (inaudible)?

Brad Antle:	Do we have other offices other than Fairfax and client sites? Yes, we do. We have an office in San Diego. We have an office in Colorado Springs. We have an office in Tampa. Office in Orlando. We're in the process of taking (inaudible) an office in San Antonio. Did I miss anything?

Unidentified Participant:	Did you say Orlando?

Brad Antle:	I did say Orlando.

(Laughter)

Bill:	Illinois, Brad.

Brad Antle:	Nothing. I'm sorry. You're asking me if we have an office in Illinois?

Bill:	Yes, I said — this is Bill. I said we have one.

Brad Antle:	Oh, yeah. You call that an — okay. We have an office in Illinois.

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

(Laughter)

Yes?

Unidentified Participant:	What's your company position on telework?

Brad Antle:	Teleworking. What's our company position?

Okay.

(Laughter)

Teleworking can be fine as long as it works, as long as it works for the client. If it's internal if it supports the customers, whether they're internal or external, if we can make it work, then yes, we allow it. So obviously on a case-by-case basis. Otherwise, no one will show up.

(Laughter)

So it's a case-by-case basis. But yeah, we (inaudible). We have 141 locations and we only have a little over 700 people. So we clearly support remote work.

Unidentified Participant:	How many days are we allowed (inaudible) two day or three days?

Brad Antle:	For what?

Unidentified Participant:	Teleworking.

Brad Antle:	Teleworking. How many days per week for teleworking? Now you're getting way too specific for me.

(Laughter)

It's going to depend on who you are, what you're doing, what the situation is, a lot of things. So I can't tell you that. I can't answer that question. It depends.

If you happen to move to Alaska and we want you to do your job from there, it will be zero days a week. So it depends. It depends.

But we have people — like I said — we have somebody in Boston working there independently. We have people all over the place. It depends on the job and if we think we get the value out of you being in that area.

Unidentified Participant:	I have a question.

Brad Antle:	Yes?

Unidentified Participant:	ATSC does permanent residence processing for some of its employees. Will salient do the same?

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

Brad Antle:	Will we do permanent residence processing for employees? Absolutely. We support H-1Bs and support the process.

Sir?

Unidentified Participant:	(Inaudible) employed in other countries. Are you looking to expand your international presence?

Brad Antle:	Are we looking to expand our international presence?

We are looking at some FMS opportunities that would expand that global presence. We're not like hunting the globe looking for things to do. But we are certainly not opposed to it. It doesn't cause us any concern. We're set up to provide the benefit necessary for deployed individuals.

So some companies we get scared of that. We stay away from things like we don't people toting guns overseas. Because people shoot at them. So we try to stay out of those kinds of engagements.

But providing analytic services or IT kind of support? Absolutely.

Unidentified Participant:	Our current contracts that we already have, do you see (inaudible)?

Brad Antle:	So for current contracts, do I see merging of Salient folks?

I frankly see come day 1 of the acquisition, we're going to bring both organizations together. And we're going to try to find ways to get people going in both directions, not just one direction.

And I look at it then as one (inaudible) organization to support our customers.

Yes, ma'am?

Unidentified Participant:	How large a recruiting staff do you have?

Brad Antle:	Interesting question. How large of a recruiting staff do we have?

We don't have a recruiting staff in the traditional sense. We have something called Talent Operations Centers. We have three of them. And they're embedded in operations. And these are folks who are trained and certified to track and — talent to Salient and to manage internal talent.

It's a different kind of engagement. Our folks are required to touch 30 to 40 people every day. And so we are constantly reaching out to folks, getting to know them, building a rapport well in advance of requirements coming in.

So consequently, when we have requirements, they get filled very quickly. And so if you can envision network operations center, that's where our talent operations centers look like, only instead of managing networks, we're managing people.

It's very unique. We don't think anybody in this space that we're aware of has done anything similar.

Salient Federal Solutions

Moderator: Sunday Williamson

2/21/2012 - 12:00 PM ET

Conference ID: 6166005

Yes, ma'am?

Unidentified Participant:	(Inaudible) beyond the transition period (inaudible) corporate structure of ATSC remain the same?

Brad Antle:	Okay. The question was, beyond the acquisition with ATSC as a wholly-owned subsidiary (inaudible) mean the corporate structure of ATSC will remain the same. And I don't really know what the question is you're asking? I heard the words but let me just say from a contract's perspective, ATSC will look like the customer like it still exists as a legal entity. Operationally, we're going to go forward as Salient Federal Solutions, so not as this subsidiary and that subsidiary. We're going to go ahead — any new bid would go out as Salient Federal Solutions bid.

But for obvious reasons, you can't...

(Music)

(Laughter)

Unidentified Participant:	Let me put it on hold.

Brad Antle:	Okay. It's nice hold music.

(Laughter)

(Inaudible)

I don't think they care about the answer.

(Laughter)

Give it a second. See if they get off the other line.

Okay, hey, in Mark Center and DC Metro, you guys want to go ahead and sign off and we'll just take questions here locally. Everybody else, please use the dial-in numbers and the — you'll be getting an email.

(Music continues)

(Phone disconnects at approximately 43:24.2)

This document is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of ATSC’s common stock described in this document has not commenced. At the time the offer is commenced, a subsidiary of Salient will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and ATSC will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to ATSC’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.